Mail Stop 3010

September 21, 2009

Via U.S. Mail and Facsimile 917.591.3412

Mr. Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn
        Enterprises L.P.
Icahn Enterprises L.P.
767 Fifth Street, Suite 4700
New York, NY 10153

>   **Re: Icahn Enterprises L.P.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed March 4, 2009**
>   **Form 10-K/A for the fiscal year ended December 31, 2008**
>   **Filed August 4, 2009**
>   **File No. 1-9516**

Dear Mr. Ragone:

        We have completed our review of the above referenced filings and have no
further comments at this time.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief